FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/07/2021:

67,298,478 Common Shares, 7,362,759 Warrants

Date: August 9, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On July 6, 2021, the Issuer announced that MYM Nutraceutical Inc.'s ("MYM") held a special meeting of shareholders on July 5, 2021 (the "Meeting") at which shareholders approved the previously announced plan of arrangement pursuant to which IMC will acquire all of the issued and outstanding shares of MYM (the "MYM Transaction"). The MYM Transaction was approved by 91.14% of the votes cast by all MYM shareholders eligible to vote at the Meeting. The MYM Transaction was also approved by a majority of disinterested shareholders pursuant to Multilateral Instrument 61-101, with 89.89% of the eligible votes cast in favour of the MYM Transaction.

  On July 9, 2021, the Issuer announced the closing of the MYM Transaction, whereby the Issuer acquired all of the issued and outstanding common shares of MYM (the "MYM Shares") at an exchange ratio of 0.022 common shares of the Issuer (each full share, an "IMC Share") for each MYM Share. In connection with the MYM Transaction, a total of 10,073,437 IMC Shares were issued to former holders of MYM Shares, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding IMC Shares (based on 67,156,470 IMC Shares issued and outstanding immediately after closing). MYM's directors and officers and Biome Grow Inc., which collectively held approximately 43% of the MYM Shares, have each entered into lock-up agreements restricting the resale of the IMC Shares acquired by such individuals upon closing of the MYM Transaction (the "Lock-Up Agreements"). The Lock-Up Agreements provide for a release of such IMC Shares in 1/6 monthly increments over a period of 6 months.

  On July 13, 2021, the Issuer provided a business, legal and regulatory update on its operations in Germany and Israel:

  The Issuer's German subsidiary, Adjupharm GmbH ("Adjupharm"), entered into a three-year supply agreement (the "NMC Agreement") with Natural Medco Ltd. ("NMC") pursuant to which Adjupharm will order up to 660 kg of NMC's EU-GMP-certified medical cannabis strains. Adjupharm has an option under the NMC Agreement to increase the quantity of medical cannabis to be supplied and to include additional strains. Adjupharm expects NMC's products to be delivered under the NMC Agreement to be launched in Germany in the second half of 2021.

  Adjupharm entered a two year supply agreement with The Green organic Dutchman Ltd ("TGOD Agreement") pursuant to which Adjupharm will add TGOD's organic strains to Adjupharm's portfolio and TGOD will supply medical cannabis for a IMC-exclusive strain to be launched in Germany later this year. The TGOD Agreement was initially disclosed in the Issuer's monthly report for June 2021.

  The Issuer announced that the German Brand Institute selected IMC's brand launch campaign as a recipient of the "German Brand Award 2021". The award recognizes IMC's excellence in brand strategy and creation, communication and integrated marketing in connection with the launch of its brand and product portfolio in the German market.

  As previously disclosed in the Issuer's annual information form dated April 26, 2021, in December 2020 Focus Medical Herbs Ltd. ("Focus Medical") was advised by the municipal committee presiding over planning and construction in southern Israel (the "Construction Committee") that it was the subject of certain allegations regarding inadequate permitting for construction relating to its cultivation facilities. On July 11th the Issuer was informed that the Construction Committee initiated legal proceedings against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the "Construction Proceedings"). Currently, the Issuer does not expect a material impact on the licensing or normal course operations of Focus Medical due to the Construction Proceedings. The Issuer, Focus Medical and Mr. Shuster are cooperating in all respects with the Construction Proceedings.

  On July 23, 2021, the Issuer announced the completion of a new, state-of-the-art logistics centre in Germany (the "Logistics Centre") that will allow Adjupharm to internally manage all aspects of its supply chain including, uniquely, the repackaging of bulk cannabis. The Issuer expects that the Logistics Centre will strongly augment Adjupharm's capabilities as a focal point for IMC's European strategy. With the completion of the Logistics Centre, IMC has now doubled its footprint in Germany to approximately 80,000 square feet, upgraded its production facilities with state-of-the-art technology and increased its storage capacity to seven tons of cannabis.

  Also on July 23, 2021, the Issuer revised its expected revenue projection for the second quarter of 2021 to a range of $11 million to $12 million, an approximate 30% sequential increase from the first quarter. This revises previous guidance provided on April 23, 2021. The Issuer's second quarter revenue for 2021 was impacted by delays in contracted shipments to Germany due to lack of product availability from Adjupharm's primary European supply partner. The Issuer expects to achieve revenue growth in the third quarter of 2021 based on the following consideration:

  Increased medical cannabis sales by Focus Medical in Israel through the fulfilment of existing supply agreements to Israeli pharmacies.

  The inclusion of a full quarter of revenue from the recently completed acquisition of the trading house and in-house pharmacy activities from the Panaxia group, as announced on April 30th, and June 1st, compared to 31 days in the second quarter.

  The consolidation of nearly a full quarter of revenue from the acquisition of MYM, which closed on July 9, 2021.

  Continued growth at Trichome JWC Acquisition Corp. ("TJAC"), as its recently launched WAGNERS recreational adult-use brand continues to gain market traction.

  Resumed growth in Germany, with shipments renewed at the start of the third quarter as well as additional agreements signed to ensure continuous flow of EU-GMP supply.

  On July 28, 2021, the Issuer announced the acquisition of the outstanding ordinary shares of R.A. Yarok Pharm Ltd. ("Pharm Yarok"), Rosen High Way Ltd. ("Rosen High Way") and High Way Shinua Ltd. ("HW Shinua", and together with Pharm Yarok and Rosen High Way the "Pharm Yarok Group") by IMC Holdings Ltd. ("IMC Holdings"), a wholly-owned Israeli subsidiary of the Company, accelerating the Issuer's execution of its vertical integration strategy within the Israeli retail market. The acquisition of Pharm Yarok Group is referred to as the "Pharm Yarok Acquisition".

Pharm Yarok is a leading medical cannabis pharmacy located in central Israel. Rosen High Way is a trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel. HW Shinua is an applicant for a medical cannabis transportation license from the Israeli Medical Cannabis Unit ("IMCU"), the receipt of which would permit HW Shinua to transport large quantities of medical cannabis to and from Pharm Yarok's pharmacy and Rosen High Way's distribution centre and to and from third parties in the medical cannabis sector, including medical cannabis growing facilities, pharmacies, manufacturers and distribution centres across Israel.

The aggregate consideration for the Pharm Yarok Acquisition is approximately $4.6 million in cash, of which $1.3 million shall be invested in the Issuer at closing in consideration for IMC Shares by the shareholders of Pharm Yarok Group. Closing of the Pharm Yarok Acquisition is conditional upon receipt of all requisite approvals, including from the IMCU.

  On July 28, 2021 the Issuer held its annual general and special meeting of shareholders ("Meeting"). A total of 37,108,584 common shares of the Issuer were voted at the Meeting, representing 65.03% of the Issuer's issued and outstanding common shares as of the date of the Meeting. Shareholders voted to approve all items of business brought before the Meeting, including fixing the number of directors at five, the election of Oren Shuster, Marc Lustig, Vivian Bercovici, Haleli Barath and Brian Schinderle as directors, the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditors of the Issuer, and approving the Issuer's new stock option plan.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Management is focused on increasing the Issuer's presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers with the objective of becoming a dominant supplier in the premium and super premium segment of the Canadian recreational cannabis market. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany and In Israel through Focus Medical.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On July 13, 2021, the Issuer announced that Adjupharm entered into a three-year supply agreement with NMC, as further described in Section 1. NMC is not a Related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

TJAC terminated a supply agreement with one of its third party B2B customers. This was a strategic initiative in order to better align TJAC's production with the needs of the various supply chains across the Issuer's operations in Canada.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

  On July 9, 2021, the Issuer completed the MYM Transaction, as further described in Section 1. MYM is a Canadian cultivator, processor, and distributor of premium cannabis via two wholly owned subsidiaries, SublimeCulture Inc., based in Quebec, and Highland Grow Inc. ("Highland"), based in Nova Scotia. MYM was not a Related Person and was acquired at arm's length. Prior to the MYM Transaction, the Issuer did not hold any MYM Shares.

  On July 28, 2021, IMC Holdings entered into a definitive share purchase agreement to acquire the Pharm Yarok Group, as further described in Section 1. Pharm Yarok Group is not a Related Person of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

See Section 6 for more information.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

As part of the MYM Acquisition, the Issuer acquired certain intangible properties from MYM. The Issuer will be engaging external valuators to complete a preliminary purchase price allocation report to determine the intangible assets acquired by the Issuer and the value of such intangible assets.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

  During the month, TJAC, terminated 25 employees in various positions within the organization, including certain management-level employees. This was a strategic decision by TJAC in order to improve operational efficiencies and reduce overall operating costs.

  During the month, Adjupharm hired a quality assurance manager.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Focus Medical was advised by the Construction Committee that it had initiated the Construction Proceedings, as further described in Section 1.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	10,073,437	Issued to former holders of MYM Shares as consideration for the MYM Transaction, as further detailed in Section 1.	N/A
Common Shares	142,007	Issued to the Panaxia group as the first instalment of share consideration for the acquisition of certain assets from the Panaxia group as announced in April 2021, as further detailed in Section 1.	N/A

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: August 9, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End July 2021	Date of Report YY/MM/D 2021/08/09
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/